Exhibit 99.2

Annual Audited Consolidated

Financial Statements

(Prepared in accordance with International

Financial Reporting Standards)

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, the Company’s management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

The Company acquired TMAC Resources Inc. (“TMAC”)during the year ended December 31, 2021. The financial information for this acquisition is included in Note 5 to the consolidated financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of internal controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its assessment of and conclusion on the effectiveness of internal controls over financial reporting for the year ending December 31, 2021.

The tables below set out summary financial information for TMAC included in the Company’s consolidated financial statements:

Year Ended
(in thousands of United States dollars)	December 31, 2021
Revenues from mining operations	$115,439
Income before income and mining taxes	6,868

As at
December 31, 2021
Total assets	$461,467
Total liabilities	62,727
Total net assets	$398,740

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada	By	/s/ AMMAR AL-JOUNDI
March 24, 2022		Ammar Al-Joundi
President and Chief Executive Officer

	By	/s/ DAVID SMITH
David Smith
Executive Vice-President, Finance and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Goodwill impairment assessment

Description of the Matter

At December 31, 2021, the carrying value of goodwill was $407.8 million. The Company’s impairment test with regard to the Canadian Malartic cash generating unit (“CGU”), which contains $347.8 million of goodwill, required management to make significant assumptions in determining the recoverable amount, such as gold price, discount rate, and rate of conversion from resources to reserves. The Company discloses significant judgements, estimates and assumptions in respect of impairment in Note 4 to the consolidated financial statements and the results of their analysis in Note 24.

This matter was identified as a critical audit matter in respect of the Canadian Malartic CGU due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount, primarily due to the sensitivity of the underlying significant assumptions to the future cash flows and the significant effect changes in these assumptions would have on the recoverable amount.

How We Addressed the
Matter in Our Audit

Our procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s impairment and mineralization processes. Our procedures also included, amongst others, involving professionals with specialized skills and knowledge to evaluate the discount rate against current industry and economic trends and company-specific risk premiums, compare gold prices against market data, including a range of analyst forecasts, and perform sensitivity analyses over these assumptions to assess the impact on the recoverable amount of the Canadian Malartic CGU. We tested the completeness, accuracy, and relevance of underlying data used in the Company’s models.

The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineralization estimates and the expected conversions of resources to reserves. To evaluate the estimates of reserves, resources and exploration potential used in the impairment analysis, we reviewed the economic assumptions used in establishing cut-off grades for reserve and resource estimates. We involved internal specialists to assist in understanding and evaluating the factors that affected the Company’s estimated conversion of mineral resources and exploration potential into reserves.

To test estimates of the fair value of mineralization in excess of the life of mine plan, we involved internal specialists to assist in reviewing the valuation methods selected by management for each area of mineralization, which was based on each deposit’s characteristics. Where an income approach was employed, we inspected and evaluated management’s analysis supporting the anticipated economics.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1983.

Toronto, Canada

March 24, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Agnico Eagle Mines Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of TMAC Resources Inc. (“TMAC”), which is included in the 2021 consolidated financial statements of the Company and constituted $461,467 and $398,740 of total and net assets, respectively, as of December 31, 2021 and $115,439 of revenues from mining operations for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of TMAC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes and our report dated March 24, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 24, 2022

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

	As at	As at
	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$185,786	$402,527
Short-term investments	5,288	3,936
Trade receivables (Notes 6 and 19)	13,545	11,867
Inventories (Note 7)	878,944	630,474
Income taxes recoverable	7,674	3,656
Fair value of derivative financial instruments (Notes 6 and 21)	12,305	35,516
Other current assets (Note 8A)	198,846	159,212
Total current assets	1,302,388	1,247,188
Non-current assets:
Goodwill (Notes 23 and 24)	407,792	407,792
Property, plant and mine development (Notes 9 and 13)	7,646,281	7,325,418
Investments (Notes 6, 10 and 21)	343,509	375,103
Deferred income tax asset (Note 25)	133,608	—
Other assets (Note 8B)	353,198	259,254
Total assets	$10,186,776	$9,614,755

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities (Note 11)	$414,673	$363,801
Reclamation provision (Note 12)	7,547	15,270
Interest payable	12,303	12,184
Income taxes payable (Note 25)	47,213	102,687
Lease obligations (Note 13)	32,988	20,852
Current portion of long-term debt (Note 14)	225,000	—
Fair value of derivative financial instruments (Notes 6 and 21)	22,089	904
Total current liabilities	761,813	515,698
Non-current liabilities:
Long-term debt (Note 14)	1,340,223	1,565,241
Lease obligations (Note 13)	98,445	99,423
Reclamation provision (Note 12)	722,449	651,783
Deferred income and mining tax liabilities (Note 25)	1,212,750	1,036,061
Other liabilities (Note 15)	70,261	63,336
Total liabilities	4,205,941	3,931,542

EQUITY
Common shares (Note 16):
Outstanding — 245,435,804 common shares issued, less 433,947 shares held in trust	5,863,512	5,751,479
Stock options (Notes 16 and 17)	191,112	175,640
Contributed surplus	37,254	37,254
Deficit	(165,319)	(366,412)
Other reserves (Note 18)	54,276	85,252
Total equity	5,980,835	5,683,213
Total liabilities and equity	$10,186,776	$9,614,755

Commitments and contingencies (Note 27)

On behalf of the Board:

Ammar Al-Joundi, Director	Jeffrey Parr, Director

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,
	2021	2020
REVENUES
Revenues from mining operations (Note 19)	$3,823,878	$3,138,113
COSTS AND EXPENSES
Production(i)	1,756,688	1,424,152
Exploration and corporate development	152,514	113,492
Amortization of property, plant and mine development (Note 9)	738,129	631,101
General and administrative	142,003	116,288
Finance costs (Note 14)	92,042	95,134
Loss (gain) on derivative financial instruments (Note 21)	11,103	(107,873)
Environmental remediation (Note 12)	576	27,540
Foreign currency translation loss	5,672	22,480
Other expenses (Note 22)	21,742	48,234
Income before income and mining taxes	903,409	767,565
Income and mining taxes expense (Note 25)	360,400	255,958
Net income for the year	$543,009	$511,607
Net income per share — basic (Note 16)	$2.23	$2.12
Net income per share — diluted (Note 16)	$2.22	$2.10
Cash dividends declared per common share	$1.40	$0.95

Note:

(i)	Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of United States dollars)

	Year Ended December 31,
	2021	2020

Net income for the year	$543,009	$511,607

Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 18):
Cash flow hedge reserve	—	(12,823)
Reclassified from the cash flow hedge reserve to net income	1,175	859
	1,175	(11,964)
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement gain (loss) on pension benefit obligations (Note 15)	4,533	(2,721)
Income tax impact	(1,412)	812
Equity securities (Note 18):
Net change in fair value of equity securities	(42,162)	157,672
Income tax impact	4,954	(12,534)
	(34,087)	143,229
Other comprehensive (loss) income for the year	(32,912)	131,265
Comprehensive income for the year	$510,097	$642,872

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(thousands of United States dollars, except share and per share amounts)

	Common Shares
	Outstanding		Stock	Contributed		Other	Total
	Shares	Amount	Options	Surplus	Deficit	Reserves	Equity
Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514
Net income	—	—	—	—	511,607	—	511,607
Other comprehensive (loss) income	—	—	—	—	(1,909)	133,174	131,265
Total comprehensive income	—	—	—	—	509,698	133,174	642,872
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	2,170,460	110,928	(20,432)	—	—	—	90,496
Stock options (Notes 16 and 17A)	—	—	15,912	—	—	—	15,912
Shares issued under incentive share purchase plan (Note 17B)	351,086	20,740	—	—	—	—	20,740
Shares issued under dividend reinvestment plan	611,859	38,524	—	—	—	—	38,524
Dividends declared ($0.95 per share)	—	—	—	—	(228,780)	—	(228,780)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	131,874	(8,065)	—	—	—	—	(8,065)
Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213
Net income	—	—	—	—	543,009	—	543,009
Other comprehensive income (loss)	—	—	—	—	3,121	(36,033)	(32,912)
Total comprehensive income (loss)	—	—	—	—	546,130	(36,033)	510,097
Transfer of loss on disposal of equity securities to deficit (Note 10)	—	—	—	—	(5,057)	5,057	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	471,765	26,417	(4,710)	—	—	—	21,707
Stock options (Notes 16 and 17A)	—	—	20,182	—	—	—	20,182
Shares issued under incentive share purchase plan (Note 17B)	497,767	27,479	—	—	—	—	27,479
Shares issued under dividend reinvestment plan	1,165,077	64,891	—	—	—	—	64,891
Dividends declared ($1.40 per share)	—	—	—	—	(339,980)	—	(339,980)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	(17,066)	(6,754)	—	—	—	—	(6,754)
Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(165,319)	$54,276	$5,980,835

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

	Year Ended
	December 31,
	2021	2020
OPERATING ACTIVITIES
Net income for the year	$543,009	$511,607
Add (deduct) adjusting items:
Amortization of property, plant and mine development (Note 9)	738,129	631,101
Deferred income and mining taxes (Note 25)	178,588	75,756
Unrealized loss (gain) on currency and commodity derivatives (Note 21)	44,396	(30,079)
Unrealized loss (gain) on warrants (Note 21)	16,736	(82,003)
Stock-based compensation (Note 17)	57,799	54,486
Foreign currency translation loss	5,672	22,480
Other	12,868	27,781
Changes in non-cash working capital balances:
Trade receivables	(1,678)	(3,547)
Income taxes	(62,424)	77,922
Inventories	(185,090)	(82,949)
Other current assets	(31,353)	198
Accounts payable and accrued liabilities	(75)	(5,522)
Interest payable	(583)	(5,177)
Cash provided by operating activities	1,315,994	1,192,054
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(867,684)	(759,342)
Acquisition of TMAC, net of cash and cash equivalents (Note 5)	(185,898)	—
Advance to TMAC to fund repayment of debt (Note 5)	(105,000)	—
Payment to repurchase the Hope Bay royalty (Note 5)	(50,000)	—
Proceeds from sale of property, plant and mine development (Note 9)	2,696	936
Net (purchases) sales of short-term investments	(1,352)	2,069
Net proceeds from sale of equity securities	5,361	8,759
Purchases of equity securities and other investments	(39,889)	(45,234)
Payments for financial assets at amortized cost	(16,000)	(16,000)
Decrease in restricted cash	23,077	—
Cash used in investing activities	(1,234,689)	(808,812)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 14)	595,000	1,075,000
Repayment of Credit Facility (Note 14)	(595,000)	(1,075,000)
Proceeds from Senior Notes issuance (Note 14)	—	200,000
Repayment of Senior Notes (Note 14)	—	(360,000)
Long-term debt financing costs (Note 14)	(2,553)	(1,597)
Repayment of lease obligations	(25,020)	(15,870)
Dividends paid	(275,158)	(190,255)
Repurchase of common shares for stock-based compensation plans (Notes 16 and 17C,D)	(34,606)	(39,622)
Proceeds on exercise of stock options (Note 17A)	21,707	90,656
Common shares issued (Note 16)	18,388	13,866
Cash used in financing activities	(297,242)	(302,822)
Effect of exchange rate changes on cash and cash equivalents	(804)	210
Net (decrease) increase in cash and cash equivalents during the year	(216,741)	80,630
Cash and cash equivalents, beginning of year	402,527	321,897
Cash and cash equivalents, end of year	$185,786	$402,527

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$85,109	$95,119
Income and mining taxes paid	$246,084	$110,851

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

1.CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market. On February 8, 2022, the Company completed the acquisition of Kirkland Lake Gold Ltd. (“Kirkland”) (Note 28).

2.BASIS OF PRESENTATION

A)Statement of Compliance

The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on March 24, 2022.

B)Basis of Presentation

Overview

These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

Subsidiaries

These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)	Business Combinations

In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

B)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company’s operations is the US dollar.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in an entity’s functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

At the end of each reporting period, the Company translates foreign currency balances as follows:

●	monetary items are translated at the closing rate in effect at the consolidated balance sheet date;
●	non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and
●	revenue and expense items are translated using the average exchange rate during the period.
C)	Cash and Cash Equivalents

The Company’s cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

D)	Short-term Investments

The Company’s short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as financial assets measured at amortized cost, which approximates fair value given the short-term nature of these investments.

E)	Inventories

Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value (“NRV”). Cost is determined using the weighted average basis and includes all costs of purchase, costs of

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the amounts expected to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management’s best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

F)	Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, loans receivable, equity securities, share purchase warrants, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are recorded at fair value and classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, short-term investments, loans receivable, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial instruments are recorded at fair value subsequent to initial recognition.

Equity Securities

The Company’s equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The realized gain or loss is reclassified from other comprehensive income to the deficit when the asset is de-recognized. The election is made on an investment-by-investment basis.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecast transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated balance sheets unless there is a legal right to offset and intent to settle on a net basis.

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(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income. Amounts deferred in other comprehensive income are reclassified when the hedged transaction has occurred.

Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income (FVPL).

The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the consolidated balance sheets.

Expected Credit Loss Impairment Model

An assessment of the expected credit loss related to a financial asset is undertaken upon initial recognition and at the end of each reporting period based on the credit quality of the debtor and any changes that impact the risk of impairment.

G)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

H)	Mining Properties, Plant and Equipment and Mine Development Costs

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant and mine development.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight line basis, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Amortization does not cease when an asset becomes idle or is retired from active use unless the asset is fully amortized; however, under the units-of-production method of amortization, the amortization charge can be zero when there is no production. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2021 range from an estimated 3 to 13 years.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings	5 to 30 years
Leasehold Improvements	15 years
Software and IT Equipment	1 to 10 years
Furniture and Office Equipment	3 to 5 years
Machinery and Equipment	1 to 30 years

Mine Development Costs

Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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December 31, 2021

of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

●	It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;
●	The Company can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Borrowing Costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

I)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●	The contract involves the use of an explicitly or implicitly identified asset;
●	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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December 31, 2021

●	The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets, and leases with variable payment amounts are recognized as an expense in the consolidated statements of income.

J)Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Revenue from metal sales prior to the achievement of commercial production is deducted from mine development costs in the consolidated balance sheets and is not included in revenue from mining operations.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

●	completion of a reasonable period of testing mine plant and equipment;
●	ability to produce minerals in saleable form (within specifications); and
●	ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

K)Impairment and Impairment Reversal of Long-lived Assets

At the end of each reporting period the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A recovery is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

L)Debt

Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest rate method.

M)Reclamation Provisions

Asset retirement obligations (“AROs”) arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company’s best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities (“ERLs”) are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

N)Post-employment Benefits

In Canada, the Company maintains a defined contribution plan covering all of its employees (the ”Basic Plan”). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the ”Supplemental Plan”). Under the Supplemental Plan, an additional 10.0% of the designated executives’ income is contributed by the Company.

The Company provides a defined benefit retirement program (the “Retirement Program”) for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed more than 10 years as a permanent employee and have attained a minimum age of 57. The Retirement Program is not funded.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the ”Executives Plan”). The Executives Plan benefits are generally based on the employee’s years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings.

The Company provides three defined benefit retirement plans for certain eligible employees in Mexico (the “Mexico Plans”) that provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older.  The Mexico Plans are not funded.

Defined Contribution Plan

The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

Defined Benefit Plan

Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan’s funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not recognized in net income.

O)Contingent Liabilities and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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December 31, 2021

of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income.

Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity’s control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

P)Stock-based Compensation

The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company’s share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company’s reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Incentive Share Purchase Plan (“ISPP”)

Under the ISPP, directors (excluding non-executive directors), officers and employees (the ”Participants”) of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant’s contribution. All common shares subscribed for under the ISPP are issued by the Company.

The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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December 31, 2021

Restricted Share Unit (“RSU”) Plan

The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Performance Share Unit (“PSU”) Plan

The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the PSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Q)Revenue from Contracts with Customers

Gold and Silver

The Company sells gold and silver to customers in the form of bullion and dore bars.

The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer’s metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

Generally, all of the gold and silver in the form of dore bars recovered in the Company’s milling process is sold in the period in which it is produced.

Metal Concentrates

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

R)Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

S)Net Income Per Share

Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

●	the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);
●	the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and
●	the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

T)Income Taxes

Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

●	where a deferred tax liability arises from the initial recognition of goodwill;
●	where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and
●	for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

U)Comparative Figures

Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2020.

Recently Issued Accounting Pronouncements

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. Adoption of the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021 will result in a restatement to increase revenue from mining operations from the sale of pre-commercial gold production in 2021 by approximately $45.7 million and related production costs by approximately $16.7 million, with a corresponding net increase in the cost of property plant and mine development of approximately $29.0 million.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

4.SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Uncertainty due to the COVID-19 Pandemic

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs, assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company's valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income.

Mineral Reserve and Mineral Resource Estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by “qualified persons” as defined under the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company’s consolidated balance sheets and consolidated statements of income, including:

●	The carrying value of the Company’s property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;
●	Amortization charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;
●	Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;
●	Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and
●	Mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the commercial production stage. The Company considers the factors outlined in Note 3(J) to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company’s mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

future financial results. The reclamation provision at each reporting date represents management’s best estimate of the present value of the future environmental remediation costs required.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, value of resources outside LOM plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures and closure costs, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. Refer to note 5 for further details on acquisitions.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company’s estimates, the ability to realize any deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company’s total assets and as such the amortization of these assets has a significant effect on the Company’s consolidated financial statements. Amortization is charged according to the pattern in which an asset’s future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset’s useful life. Actual useful lives and residual values may differ significantly from current assumptions.

Leases

The Company applies judgment to determine the lease term for certain lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease obligations and right-of-use assets recognized.

Development Stage Expenditures

The application of the Company’s accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined.

Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

●	The level of geological certainty of the mineral deposit;
●	Life of mine plans or economic models to support the economic extraction of reserves and mineral resources;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

●	A preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;
●	Reasonable expectations that operating permits will be obtained; and
●	Approval by the Board of development of the project.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. to each acquire 50.0% of the shares of Osisko (now CMC) under the principles of IFRS 11 – Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

●	The joint operators are required to purchase all output from the investee and investee restrictions on selling the output to any third party;
●	The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and
●	If the selling price drops below cost, the joint operators are required to cover any obligations the Partnership cannot satisfy.

5.ACQUISITION

TMAC

On February 2, 2021, the Company completed the acquisition of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC under a plan of arrangement pursuant to the Business Corporations Act (Ontario). TMAC owned and operated the Hope Bay mine, and also owned exploration properties in the Kitikmeot region of Nunavut.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Purchase of TMAC common shares for C$2.20 per share	$225,580

A fair value approach was applied by management in developing estimates of the amounts of identifiable assets of TMAC acquired and liabilities assumed. These estimates of fair value have now been finalized and adjusted retrospectively to the acquisition date, as all relevant information about facts and circumstances that existed at the acquisition date have been received.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.

	Preliminary(i)	Adjustments	Adjusted Final
Cash and cash equivalents	$39,682	$—	$39,682
Restricted cash	21,796	—	21,796
Inventories	84,576	—	84,576
Other current assets	2,028	—	2,028
Property, plant and mine development	206,507	(23,397)	183,110
Deferred income tax asset	109,700	23,397	133,097
Accounts payable and accrued and other liabilities (ii)	(84,805)	—	(84,805)
Advance due to Agnico Eagle	(105,000)	—	(105,000)
Reclamation provision	(48,904)	—	(48,904)
Total assets acquired, net of liabilities assumed	$225,580	$—	$225,580

Notes:

(i)	Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at the acquisition date.
(ii)	Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty.

Immediately prior to the closing of the transaction and in accordance with its terms, TMAC long-term debt was retired and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. for $50.0 million, which was exercised prior to closing, with the payment made shortly after the acquisition date.

The Company incurred acquisition-related costs of $2.9 million which are recorded in other expenses in the consolidated statements of income.

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the Hope Bay operating segment. Pro forma disclosures as if TMAC was acquired at the beginning of the fiscal year have not been presented as they are not considered material to the Company’s consolidated financial statements.

6.FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2021 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$13,545	$—	$13,545
Equity securities (FVOCI)	244,876	24,074	—	268,950
Share purchase warrants (FVPL)	—	74,559	—	74,559
Fair value of derivative financial instruments	—	12,305	—	12,305
Total financial assets	$244,876	$124,483	$—	$369,359
Financial liabilities:
Fair value of derivative financial instruments	$—	$22,089	$—	$22,089
Total financial liabilities	$—	$22,089	$—	$22,089

The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2020 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$11,867	$—	$11,867
Equity securities (FVOCI)	255,316	27,040	—	282,356
Share purchase warrants (FVPL)	—	92,747	—	92,747
Fair value of derivative financial instruments	—	35,516	—	35,516
Total financial assets	$255,316	$167,170	$—	$422,486
Financial liabilities:
Fair value of derivative financial instruments	$—	$904	$—	$904
Total financial liabilities	$—	$904	$—	$904

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Equity securities and share purchase warrants

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy). The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are classified within Level 2 of the fair value hierarchy are recorded at fair value using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Equity securities and share purchase warrants are presented in the investments line item in the consolidated balance sheets.

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2021 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2021, the Company's long-term debt had a fair value of $1,724.1 million (2020 - $1,824.3 million) (Note 14).

Lease obligations are recorded on the consolidated balance sheets at December 31, 2021 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at December 31, 2021.

Loans receivable and other non-current receivables are included in the other asset line item in the consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at December 31, 2021 (Note 8B).

7.INVENTORIES

	As at	As at
	December 31,	December 31,
	2021	2020
Ore in stockpiles and on leach pads	$140,288	$80,722
Concentrates and dore bars	125,738	111,100
Supplies	612,918	438,652
Total current inventories	$878,944	$630,474
Non-current ore in stockpiles and on leach pads (Note 8B)(i)	274,576	198,044
Total inventories	$1,153,520	$828,518

Note:

(i)	The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item in the consolidated balance sheets.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

During the year ended December 31, 2021, a charge of $28.7 million (2020 - $23.5 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.OTHER ASSETS

A)Other Current Assets

	As at	As at
	December 31,	December 31,
	2021	2020
Federal, provincial and other sales taxes receivable	$81,450	$67,666
Prepaid expenses	90,681	72,502
Other receivables	24,594	17,299
Other	2,121	1,745
Total other current assets	$198,846	$159,212

B)Other Assets

	As at	As at
	December 31,	December 31,
	2021	2020
Non-current ore in stockpiles and on leach pads	$274,576	$198,044
Non-current prepaid expenses	27,481	26,945
Non-current loans receivable	37,942	21,247
Non-current other receivables	10,098	8,238
Other	3,101	4,780
Total other assets	$353,198	$259,254

On December 18, 2019, the Company entered into a loan agreement with Orla Mining Ltd. (“Orla”) to provide a five year credit facility bearing interest at 8.8% per annum payable quarterly, maturing on December 18, 2024 and collateralized by certain mining assets of Orla. The aggregate loan amount is $40.0 million. The loan is accounted for at amortized cost using the effective interest rate method.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

9.PROPERTY, PLANT AND MINE DEVELOPMENT

			Mine
	Mining	Plant and	Development
	Properties	Equipment	Costs	Total
As at December 31, 2019	$2,008,551	$3,187,795	$1,807,319	$7,003,665
Additions	204,239	285,083	498,624	987,946
Disposals	—	(15,248)	—	(15,248)
Amortization	(180,007)	(348,993)	(121,945)	(650,945)
Transfers between categories	126,630	117,062	(243,692)	—
As at December 31, 2020	$2,159,413	$3,225,699	$1,940,306	$7,325,418
Additions	76,403	183,670	684,804	944,877
Acquisition (Note 5)	91,204	91,906	—	183,110
Disposals	—	(13,603)	—	(13,603)
Amortization	(231,729)	(414,353)	(147,439)	(793,521)
Transfers between categories	(570)	194,247	(193,677)	—
As at December 31, 2021	$2,094,721	$3,267,566	$2,283,994	$7,646,281

As at December 31, 2020
Cost	$3,680,992	$6,528,830	$2,798,411	$13,008,233
Accumulated amortization and impairments	(1,521,579)	(3,303,131)	(858,105)	(5,682,815)
Carrying value - December 31, 2020	$2,159,413	$3,225,699	$1,940,306	$7,325,418

As at December 31, 2021
Cost	$3,833,970	$6,942,383	$3,289,532	$14,065,885
Accumulated amortization and impairments	(1,739,249)	(3,674,817)	(1,005,538)	(6,419,604)
Carrying value - December 31, 2021	$2,094,721	$3,267,566	$2,283,994	$7,646,281

During the year ended December 31, 2021, net additions to Plant and Equipment included $41.0 million of right-of-use assets for lease arrangements entered into during the year (2020 - $9.7 million).

As at December 31, 2021, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development was $579.3 million (2020 - $387.6 million).

During the year ended December 31, 2021, the Company produced and sold pre-commercial production ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine and the Amaruq underground project at the Meadowbank Complex. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related property, plant and mine development. During the year ended December 31, 2021, the Company earned $45.7 million of pre-commercial production revenue (2020 - $59.2 million).

During the year ended December 31, 2021, the Company disposed of property, plant and mine development with a carrying value of $13.6 million (2020 - $15.2 million). The net loss on disposal of $9.5 million (2020 - $14.2 million) was recorded in the other expenses line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Geographic Information:

	As at	As at
	December 31,	December 31,
	2021	2020
Canada	$5,529,486	$5,166,239
Finland	1,435,881	1,428,331
Sweden	13,812	13,812
Mexico	659,469	714,576
United States	7,633	2,460
Total property, plant and mine development	$7,646,281	$7,325,418

10.INVESTMENTS

	As at December 31,	As at December 31,
	2021	2020
Equity securities	$268,950	$282,356
Share purchase warrants	74,559	92,747
Total investments	$343,509	$375,103

The following table sets out details of the Company's investments:

	As at December 31, 2021
		Share purchase
	Equity securities	warrants	Total
Orla Mining Ltd.	$89,974	$26,317	$116,291
Rupert Resources Ltd.	76,883	42,768	119,651
White Gold Corp.	17,403	99	17,502
Royal Road Minerals Ltd.	12,849	—	12,849
Other(i)	71,841	5,375	77,216
Total investments	$268,950	$74,559	$343,509

	As at December 31, 2020
		Share purchase
	Equity securities	warrants	Total
Orla Mining Ltd.	$113,460	$47,329	$160,789
Rupert Resources Ltd.	65,461	39,280	104,741
White Gold Corp.	13,419	—	13,419
Royal Road Minerals Ltd.	12,801	—	12,801
Other(i)	77,215	6,138	83,353
Total investments	$282,356	$92,747	$375,103

Note:

(i)The balance is comprised of 20 (2020 — 17) equity investments that are each individually immaterial.

Disposal of Equity Securities

During the year ended December 31, 2021, the Company sold its interest in certain equity securities as they no longer fit the Company’s investment strategy. The fair value at the time of sale was $4.3 million and the Company recognized a cumulative net loss on disposal of $5.9 million ($5.1 million, net of tax) which was transferred from other reserves to deficit in the consolidated balance sheets.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

There were no disposals of equity securities in the year ended December 31, 2020.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	December 31,	December 31,
	2021	2020
Trade payables	$189,069	$167,127
Wages payable	70,584	58,068
Accrued liabilities	104,551	95,860
Other liabilities	50,469	42,746
Total accounts payable and accrued liabilities	$414,673	$363,801

In 2021 and 2020, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings and other payroll taxes.

12.RECLAMATION PROVISION

Agnico Eagle’s reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management’s estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates.The discount rates used in the calculation of the reclamation provision at December 31, 2021 ranged between 0.36% and 1.56% (2020 – between – 0.10% and 0.92%).

The following table reconciles the beginning and ending carrying amounts of the Company’s asset retirement obligations. The settlement of the obligation is estimated to occur through to 2063.

	As at	As at
	December 31,	December 31,
	2021	2020
Asset retirement obligations - non-current, beginning of year	$635,648	$419,417
Asset retirement obligations - current, beginning of year	11,320	9,377
Current year additions and changes in estimate, net(i)	72,181	198,843
Current year accretion	6,554	3,502
Liabilities settled	(3,213)	(1,892)
Foreign exchange revaluation	(10,985)	17,721
Reclassification from non-current to current, end of year	(4,547)	(11,320)
Asset retirement obligations - non-current, end of year	$706,958	$635,648

Note:

(i)	Current year additions include $48.9 million related to the acquisition of TMAC.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table reconciles the beginning and ending carrying amounts of the Company’s environmental remediation liability. The settlement of the obligation is estimated to occur through to 2032.

	As at	As at
	December 31,	December 31,
	2021	2020
Environmental remediation liability - non-current, beginning of year	$16,135	$7,929
Environmental remediation liability - current, beginning of year	3,950	3,078
Current year additions and changes in estimate, net	1,048	10,480
Liabilities settled	(2,816)	(1,539)
Foreign exchange revaluation	174	137
Reclassification from non-current to current, end of year	(3,000)	(3,950)
Environmental remediation liability - non-current, end of year	$15,491	$16,135

13.LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the consolidated statements of income.

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

	As at December 31,	As at December 31,
	2021	2020
Balance, beginning of year	$112,715	$117,581
Additions and modifications, net of disposals(i)	41,024	9,688
Amortization	(19,717)	(14,554)
Balance, end of year	$134,022	$112,715

Note:

(i)	Additions to right-of-use assets include $1.8 million related to the acquisition of TMAC.

The following table sets out the lease obligations included in the consolidated balance sheets:

	As at December 31,	As at December 31,
	2021	2020
Current	$32,988	$20,852
Non-current	98,445	99,423
Total lease obligations	$131,433	$120,275

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for these leases.

	As at December 31,	As at December 31,
	2021	2020
Within 1 year	$33,952	$20,464
Between 1 - 3 years	37,825	28,090
Between 3 - 5 years	16,674	17,846
Thereafter	47,807	57,301
Total undiscounted lease obligations	$136,258	$123,701

The Company recognized the following amounts in the consolidated statements of income with respect to leases:

	Year Ended December 31,
	2021	2020
Amortization of right-of-use assets	$19,717	$14,554
Interest expense on lease obligations	$2,252	$1,997
Variable lease payments not included in the measurement of lease obligations	$137,369	$117,317
Expenses relating to short-term leases	$3,883	$4,926
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$1,105	$792

During the year ended December 31, 2021, the Company recognized $290.8 million (2020 – $221.9 million) in the consolidated statements of cash flows with respect to leases.

14.LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2021	2020
Credit Facility(i)(ii)	$(3,851)	$(2,768)
2020 Notes(i)(iii)	198,585	198,505
2018 Notes(i)(iii)	348,316	348,145
2017 Notes(i)(iii)	298,670	298,454
2016 Notes(i)(iii)	349,053	348,790
2015 Note(i)(iii)	49,755	49,690
2012 Notes(i)(iii)	199,745	199,575
2010 Notes(i)(iii)	124,950	124,850
Total debt	$1,565,223	$1,565,241
Less: current portion	225,000	—
Total long-term debt	$1,340,223	$1,565,241

Notes:

(i)	Inclusive of unamortized deferred financing costs.
(ii)	There were no amounts outstanding under the Credit Facility (as defined below) as at December 31, 2021 and December 31, 2020. The December 31, 2021 and December 31, 2020 balances relate to deferred financing costs which are being amortized on a straight-line basis until the maturity date of December 22, 2026 (2020 – June 23, 2023).
(iii)	The terms 2020 Notes, 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Scheduled Debt Principal Repayments

	2022	2023	2024	2025	2026	Thereafter	Total
2020 Notes	$—	$—	$—	$—	$—	$200,000	$200,000
2018 Notes	—	—	—	—	—	350,000	350,000
2017 Notes	—	—	—	40,000	—	260,000	300,000
2016 Notes	—	100,000	—	—	200,000	50,000	350,000
2015 Note	—	—	—	50,000	—	—	50,000
2012 Notes	100,000	—	100,000	—	—	—	200,000
2010 Notes	125,000	—	—	—	—	—	125,000
Total	$225,000	$100,000	$100,000	$90,000	$200,000	$860,000	$1,575,000

Credit Facility

On December 22, 2021, the Company amended its $1.2 billion unsecured revolving bank credit facility (the ”Credit Facility”) to, among other things, extend the maturity date from June 22, 2023 to December 22, 2026 and amend pricing terms. The amendment also increased the amount of the uncommited accordion facility available to the Company from $300 million to $600 million.

As at December 31, 2021 and December 31, 2020, no amounts were outstanding under the Credit Facility. As at December 31, 2021, $1.199.1 million was available for future drawdown under the Credit Facility (December 31, 2020 - $1.199.1 million). Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as at December 31, 2021 (2020 – 0.9 million). During the year ended December 31, 2021, Credit Facility drawdowns totaled $595.0 million and repayments totaled $595.0 million. During the year ended December 31, 2020, Credit Facility drawdowns totaled $1,075.0 million and repayments totaled $1,075.0 million.

The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 1.00%, through LIBOR advances, bankers’ acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.00% to 2.00% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.60% to 1.20%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating and/ or the Company’s total net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio.

2020 Notes

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the “2020 Notes”) with a weighted average maturity of 11 years and weighted average yield of 2.83%.

The following table sets out details of the individual series of the 2020 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	2.78%	4/7/2030
Series B	100,000	2.88%	4/7/2032
Total	$200,000

2018 Notes

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2018 Notes”).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$45,000	4.38%	4/5/2028
Series B	55,000	4.48%	4/5/2030
Series C	250,000	4.63%	4/5/2033
Total	$350,000

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the “2017 Notes”).

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$40,000	4.42%	6/29/2025
Series B	100,000	4.64%	6/29/2027
Series C	150,000	4.74%	6/29/2029
Series D	10,000	4.89%	6/29/2032
Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2016 Notes”).

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.54%	6/30/2023
Series B	200,000	4.84%	6/30/2026
Series C	50,000	4.94%	6/30/2028
Total	$350,000

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the “2015 Note”) with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the “2012 Notes”).

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024
Total	$200,000

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the “2010 Notes” and, together with the 2020 Notes, 2018 Notes, the 2017 Notes, the 2016 Notes, the 2015 Note and the 2012 Notes, the “Notes”).

On April 7, 2020 the Company repaid $360.0 million of the 2010 Series B 6.67% Notes at maturity.

As at December 31, 2021, $125.0 million of the 2010 Series C 6.77% Notes remained outstanding with a maturity date of April 7, 2022.

Covenants

Payment and performance of Agnico Eagle’s obligations under the Credit Facility and the Notes are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the ”Guarantors”).

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the ”Note Purchase Agreements”) contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and the Note Purchase Agreements (other than the 2018 and 2020 Notes) require the Company to maintain a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements throughout the years-ended and as at December 31, 2021 and 2020.

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,
	2021	2020
Interest on Notes	$72,795	$77,739
Stand-by fees on credit facilities	5,546	5,107
Amortization of credit facilities financing and note issuance costs	3,778	3,594
Interest on Credit Facility	1,549	5,304
Accretion expense on reclamation provisions	6,554	3,502
Interest on lease obligations, other interest and penalties	5,329	2,684
Interest capitalized to assets under construction	(3,509)	(2,796)
Total finance costs	$92,042	$95,134

Total borrowing costs capitalized to assets under construction during the year ended December 31, 2021 were at a capitalization rate of 1.20% (2020 - 1.18%).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

15.OTHER LIABILITIES

Other liabilities consist of the following:

	As at	As at
	December 31,	December 31,
	2021	2020
Pension benefit obligations	$51,210	$49,822
Other	19,051	13,514
Total other liabilities	$70,261	$63,336

Defined Benefit Obligations

The Company provides the Executives Plan for certain current and former senior officers, the Retirement Program for eligible employees in Canada, and the Mexico Plans for eligible employees in Mexico, each of which are  considered defined benefit plans under IAS 19 - Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2021. The plans operate under similar regulatory frameworks and generally face similar risks.

The Executives Plan pension formula is based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan.

The Company provides a Retirement Program for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed at least 10 years of service as a permanent employee and are 57 years of age or older. The Retirement Program is not funded.

The Mexico Plans provide a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. Eligible employees are entitled to a benefit if they have completed 15 years of service as a permanent employee and are 60 years of age or older. The Mexico Plans are not funded.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The funded status of the Company's defined benefit obligations for 2021 and 2020, is as follows:

	Year Ended December 31,
	2021	2020
Reconciliation of plan assets:
Plan assets, beginning of year	$2,768	$2,594
Employer contributions	3,584	2,800
Benefit payments	(3,325)	(2,570)
Administrative expenses	(130)	(115)
Interest on assets	72	77
Net return on assets excluding interest	(72)	(77)
Effect of exchange rate changes	8	59
Plan assets, end of year	$2,905	$2,768

Reconciliation of defined benefit obligation:
Defined benefit obligation, beginning of year	$44,105	$29,336
Current service cost	2,624	12,827
Past service cost	5,351	—
Benefit payments	(3,325)	(2,570)
Interest cost	1,240	809
Actuarial (gains) losses arising from changes in economic assumptions	(2,785)	1,861
Actuarial losses arising from changes in demographic assumptions	992	882
Actuarial gains arising from Plan experience	(2,842)	(321)
Effect of exchange rate changes	(516)	1,281
Defined benefit obligation, end of year	44,844	44,105
Net defined benefit liability, end of year	$41,939	$41,337

The components of Agnico Eagle’s pension expense recognized in the consolidated statements of net income relating to the defined benefit plans are as follows:

	Year Ended December 31,
	2021	2020
Current service cost	$2,624	$12,827
Past service cost	5,351	—
Administrative expenses	130	115
Interest cost on defined benefit obligation	1,240	809
Interest on assets	(72)	(77)
Pension expense	$9,273	$13,674

The remeasurements of the net defined benefit liability recognized in other comprehensive income relating to the Company's defined benefit plans are as follows:

	Year Ended December 31,
	2021	2020
Actuarial (gains) losses relating to the defined benefit obligation	$(4,634)	$2,584
Net return on assets excluding interest	72	77
Total remeasurements of the net defined benefit liability	$(4,562)	$2,661

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

In 2022, the Company expects to make contributions of $2.8 million and benefit payments of $2.5 million, in aggregate, related to the defined benefit plans. The weighted average duration of the Company’s defined benefit obligation in Canada is 12.6 years at December 31, 2021 (2020 – 14.4 years). The weighted average duration of the Company's defined benefit obligation for the Mexico Plans is 5.9 years at December 31, 2021 (2020 - 3.7 years).

The following table sets out significant assumptions used in measuring the Company’s Executives Plan defined benefit obligations:

	As at December 31,	As at December 31,
	2021	2020
Assumptions:
Discount rate - beginning of year	2.5%	3.0%
Discount rate - end of year	3.0%	2.5%

The following table sets out significant assumptions used in measuring the Company's Retirement Program defined benefit obligations:

	As at December 31,	As at December 31,
	2021	2020
Assumptions:
Discount rate - beginning of year	1.8%	2.8%
Discount rate - end of year	2.5%	1.8%
Range of mine closure dates	2026 - 2032	2026 - 2032
Termination of employment per annum	2.0% - 10.0%	2.0% - 10.0%

The following table sets out significant assumptions used in measuring the Company's defined benefit obligations for the Mexico Plans:

	As at December 31,	As at December 31,
	2021	2020
Assumptions:
Discount rate	7.5%	5.5%
Range of mine closure dates	2023 - 2027	2023 - 2026

Other significant actuarial assumptions used in measuring the Company's Retirement Program defined benefit obligations as at December 31, 2021 and December 31, 2020 include assumptions of the expected retirement age of participants.

The following table sets out the effect of changes in significant actuarial assumptions on the Company's defined benefit obligations:

As at
December 31,
2021
Change in assumption:
0.5% increase in discount rate	$(1,703)
0.5% decrease in discount rate	$1,839

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Company's defined benefit obligation related to the Executives Plan, the Retirement Program and the Mexico Plans as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Other Plans

In addition to its defined benefit pension plans, the Company maintains two defined contribution plans – the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees’ base employment compensation to a defined contribution plan. In 2021, $17.0 million (2020 – $13.6 million) was contributed to the Basic Plan, $0.2 million of which related to contributions for key management personnel (2020 – $0.2 million). The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive’s earnings for the year (including salary and short-term bonus). In 2021, the Company made $1.5 million (2020 – $1.3 million) in notional contributions to the Supplemental Plan, $0.9 million (2020 – $1.0 million) of which related to contributions for key management personnel. The Company’s liability related to the Supplemental Plan is  $10.6 million at December 31, 2021 (2020 - $11.5 million). At retirement date, the notional account balance is converted to a pension payable in five annual installments.

16.   EQUITY

Common Shares

The Company’s authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2021, Agnico Eagle’s issued common shares totaled 245,435,804 (December 31, 2020 – 243,301,195), of which 433,947 common shares are held in trusts as described below (2020 - 416,881).

The common shares held in trusts relate to the Company’s RSU plan, PSU plan and a Long Term Incentive Plan (“LTIP”) for certain employees of the Partnership and CMC. The trusts have been evaluated under IFRS 10 - Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company’s issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2021 were exercised:

Common shares outstanding at December 31, 2021	245,001,857
Employee stock options	4,482,941
Common shares held in trusts in connection with the RSU plan (Note 17C), PSU plan (Note 17D) and LTIP	433,947
Total	249,918,745

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,
	2021	2020
Net income for the year	$543,009	$511,607
Weighted average number of common shares outstanding - basic (in thousands)	243,708	241,508
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	598	695
Add: Dilutive impact of employee stock options	426	869
Weighted average number of common shares outstanding - diluted (in thousands)	244,732	243,072
Net income per share - basic	$2.23	$2.12
Net income per share - diluted	$2.22	$2.10

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

For the year ended December 31, 2021, 2,806,786 (2020 – nil) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

17.STOCK-BASED COMPENSATION

A)	Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company’s common shares issued and outstanding at the date of grant.

On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2021, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 38,700,000 common shares.

Of the 1,590,750 stock options granted under the ESOP in 2021, 397,688 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2026, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 1,583,150 stock options granted under the ESOP in 2020, 395,164 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2025, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:

	Year Ended			Year Ended
	December 31, 2021			December 31, 2020
		Weighted			Weighted
	Number of	Average		Number of	Average
	Stock	Exercise		Stock	Exercise
	Options	Price		Options	Price
Outstanding, beginning of year	3,421,404	C$	65.27	4,122,300	C$	54.86
Granted	1,590,750		89.59	1,583,150		80.04
Exercised	(471,765)		58.40	(2,170,460)		56.33
Forfeited	(57,448)		80.35	(113,586)		63.88
Outstanding, end of year	4,482,941	C$	74.43	3,421,404	C$	65.27
Options exercisable, end of year	2,077,187	C$	68.28	852,588	C$	60.61

The average share price of Agnico Eagle’s common shares during the year ended December 31, 2021 was C$76.00 (2020 - C$87.92).

The weighted average grant date fair value of stock options granted in 2021 was C$18.95 (2020 - C$13.68).

The following table sets out information about Agnico Eagle’s stock options outstanding and exercisable as at December 31, 2021:

	Stock Options Outstanding				Stock Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average
		Remaining	Average			Remaining	Weighted
	Number	Contractual	Exercise		Number	Contractual	Average
Range of Exercise Prices	Outstanding	Life	Price		Exercisable	Life	Exercise Price
C$55.10 - C$58.04	1,676,155	1.55 years	C$	56.15	1,198,500	1.37 years	C$	56.57
C$79.98 - C$89.59	2,806,786	3.57 years		85.35	878,687	3.45 years		84.26
C$55.10 - C$89.59	4,482,941	2.81 years	C$	74.43	2,077,187	2.25 years	C$	68.28

The Company has reserved for issuance 4,482,941 common shares in the event that these stock options are exercised.

The number of common shares available for the grant of stock options under the ESOP as at December 31, 2021 was 5,068,748.

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	0.54%	1.90%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle’s share price	38.0%	27.5%
Expected dividend yield	2.2%	1.2%

The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Compensation expense related to the ESOP amounted to $20.2 million for the year ended December 31, 2021 (2020 - $15.9 million).

Subsequent to the year ended December 31, 2021, 1,641,225 stock options were granted under the ESOP, of which 410,306 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2027, vest in equal installments on each anniversary date of the grant over a three-year period.

B)Incentive Share Purchase Plan (“ISPP”)

On June 26, 1997, the Company’s shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle’s common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant’s contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2021 related to the ISPP was $9.2 million (2020 - $6.9 million).

In 2021, 497,767 common shares were subscribed for under the ISPP (2020 – 351,086) for a value of $27.5 million (2020 - $20.7 million). In May 2019, the Company’s shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 8,100,000 from 7,100,000. As at December 31, 2021, Agnico Eagle has reserved for issuance 372,602 common shares (2020 –870,369) under the ISPP.

C)Restricted Share Unit (“RSU”) Plan

In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

In 2021, 317,114 (2020 – 307,732) RSUs were granted with a grant date fair value of $74.45 (2020 - $60.80). In 2021, the Company funded the RSU plan by transferring $23.6 million (2020 - $18.7 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

Compensation expense related to the RSU plan was $21.5 million in 2021 (2020 - $21.7 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item in the consolidated statements of income.

Subsequent to the year ended December 31, 2021, 366,586 RSUs were granted under the RSU plan.

D)Performance Share Unit (“PSU”) Plan

Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

In 2021, 148,500 (2020 - 170,500) PSUs were granted with a grant date fair value of $92.75 (2020 - $74.55). The Company funded the PSU plan by transferring $10.8 million (2020 - $10.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

Compensation expense related to the PSU plan was $10.4 million in 2021 (2020 - $12.5 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item in the consolidated statements of income.

Subsequent to the year ended December 31, 2021, 157,500 PSUs were granted under the PSU plan.

18.OTHER RESERVES

The following table sets out the movements in other reserves for the year ended December 31, 2021 and 2020:

	Equity	Cash flow
	securities	hedge
	reserve	reserve	Total
Balance at December 31, 2019	$(47,922)	$—	$(47,922)
Net change in cash flow hedge reserve	—	(11,964)	(11,964)
Net change in fair value of equity securities	145,138	—	145,138
Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	1,175	1,175
Transfer of net loss on disposal of equity securities to deficit	5,057	—	5,057
Net change in fair value of equity securities	(37,208)	—	(37,208)
Balance at December 31, 2021	$65,065	$(10,789)	$54,276

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the consolidated statements of income.

19.REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company’s operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company’s control.

During the year ended December 31, 2021, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 86.4% of revenues from mining operations in the Northern and Southern business units. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out sales to individual customers that exceeded 10.0% of revenues from mining operations:

	Year Ended December 31,
	2021	2020
Customer 1	$1,127,187	$798,698
Customer 2	858,983	799,405
Customer 3	733,177	628,940
Customer 4	586,196	419,499
Total sales to customers exceeding 10.0% of revenues from mining operations	$3,305,343	$2,646,542
Percentage of total revenues from mining operations	86.4%	84.3%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2021, the Company had $13.5 million (2020 - $11.9 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income:

	Year Ended December 31,
	2021	2020
Revenue from contracts with customers	$3,821,683	$3,137,795
Provisional pricing adjustments on concentrate sales	2,195	318
Total revenues from mining operations	$3,823,878	$3,138,113

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,
	2021	2020
Revenues from contracts with customers:
Gold	$3,714,917	$3,047,019
Silver	69,876	73,904
Zinc	13,679	2,312
Copper	23,211	14,560
Total revenues from contracts with customers	$3,821,683	$3,137,795

In 2021, precious metals (gold and silver) accounted for 99.0% of Agnico Eagle’s revenues from mining operations (2020 – 99.5%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

20.CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company’s overall risk management policy is to support the delivery of the Company’s financial targets while minimizing the potential adverse effects on the Company’s performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company’s financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

A)	Market Risk

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

i.Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations that have floating interest rates.

There is no impact on income before income and mining taxes or equity of a 1.0% increase or decrease in interest rates, based in financial instruments in place as at December 31, 2021.

ii.Commodity Price Risk

a.Metal Prices

Agnico Eagle’s revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company’s policy does not allow speculative trading. As at December 31, 2021, there were no metal derivative positions.

b.Fuel

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 21 for further details on the Company’s derivative financial instruments).

iii.Foreign Currency Risk

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (see Note 21 for further details on the Company’s derivative financial instruments).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out the translation impact, based on financial instruments in place as at December 31, 2021, on income before income and mining taxes and equity for the year ended December 31, 2021 of a 10.0% weakening in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant. A 10.0% strengthening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2021.

Positive (negative) impact on
Income before Income and
Mining Taxes and Equity
Canadian dollar	$(3,730)
Euro	$(13,588)
Mexican peso	$3,118

B)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and certain derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The loan receivable extended to Orla is collateralized by pledged assets which mitigates the level of credit risk. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at	As at
	December 31,	December 31,
	2021	2020
Cash and cash equivalents	$185,786	$402,527
Short-term investments	5,288	3,936
Trade receivables	13,545	11,867
Derivative financial instrument assets	12,305	35,516
Loan receivable - Orla	37,942	21,247
Total	$254,866	$475,093

C)Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 13 and contractual maturities relating to long-term debt are set out in Note 14. Other financial liabilities have maturities within one year of December 31, 2021.

D)Capital Risk Management

The Company’s primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Agnico Eagle’s capital structure comprises a mix of lease financing, long-term debt, and total equity as follows:

	As at	As at
	December 31,	December 31,
	2021	2020
Lease obligations	$131,433	$120,275
Long-term debt	1,565,223	1,565,241
Total equity	5,980,835	5,683,213
Total	$7,677,491	$7,368,729

The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

See Note 14 for details related to Agnico Eagle’s compliance with its long-term debt covenants.

E)Changes in liabilities arising from financing activities

	As at	Changes from			As at
	December 31,	Financing Cash	Foreign		December 31,
	2020	Flows	Exchange	Other(i)	2021
Long-term debt	$1,565,241	(2,553)	—	2,535	$1,565,223
Lease obligations	120,275	(25,020)	(4,846)	41,024	131,433
Total liabilities from financing activities	$1,685,516	(27,573)	(4,846)	43,559	$1,696,656

Note:

(i)	Includes the amortization of deferred financing costs on long-term debt reflected in finance costs and lease obligation additions.

21.DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2021, the Company had outstanding derivative contracts related to $2,375.2 million of 2022 and 2023 expenditures (December 31, 2020 - $1,188.0 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The Company’s other foreign currency derivative strategies in 2021 and 2020 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at December 31, 2021 or December 31, 2020. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income.

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with  its Nunavut operations' diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at December 31, 2021 relating to 10.9 million gallons of heating oil (December 31, 2020 - 24.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

Share Purchase Warrants

The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company's core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year.

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income.

	Year Ended December 31,
	2021	2020
Premiums realized on written foreign exchange call options	$(2,276)	$(1,779)
Unrealized loss (gain) on warrants	16,736	(82,003)
Realized (gain) loss on currency and commodity derivatives	(47,754)	5,988
Unrealized loss (gain) on currency and commodity derivatives	44,397	(30,079)
Loss (gain) on derivative financial instruments	$11,103	$(107,873)

22.OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the consolidated statements of income:

	Year Ended December 31,
	2021	2020
Loss on disposal of property, plant and mine development (Note 9 )	$9,451	$14,182
Interest income	(3,937)	(4,867)
Temporary suspension and other costs due to COVID-19	13,353	33,540
Acquisition costs	12,943	—
Gain on sale of exploration properties	(10,000)	—
Other	(68)	5,379
Total other expenses	$21,742	$48,234

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

On March 19, 2021, the Company completed the sale of certain non-strategic exploration properties in exchange for aggregate consideration of $10.0 million in cash and shares of the purchasers, receivable over time on the transaction anniversary each year until March 19, 2024. As all exploration costs related to these properties were expensed when incurred, the carrying value of the properties at the transaction closing was nil and the Company recognized a gain on sale equal to the consideration amount of $10.0 million.

In the year ended December 31, 2021 the Company incurred transaction costs of $2.9 million in connection with the acquisition of TMAC (Note 5) and $10.0 million in connection with the prospective acquisition of Kirkland (Note 28).

In the year ended December 31, 2021, other costs due to the COVID-19 pandemic include primarily payroll costs of Nunavut-based employees who were not permitted to return to work to prevent or curtail community transmission of COVID-19. In the year ended December 31, 2020, temporary suspension and other costs due to COVID-19 included primarily payroll and other incidental costs associated with maintaining the sites and properties placed on temporary suspension or reduced operations, and payroll costs associated with employees who were not working during the period of reduced or suspended operations.

23.SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company’s primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company’s significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. The following are the Company’s reportable segments organized according to their relationship with the Company’s three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, LaRonde Zone 5 mine, Goldex mine, Meadowbank Complex, Meliadine mine, Hope Bay mine, Canadian Malartic joint operation and Kittila mine
Southern Business:	Pinos Altos mine, Creston Mascota mine and La India mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

	Year Ended December 31, 2021
	Revenues from		Exploration and	Segment
	Mining		Corporate	Income
	Operations	Production Costs	Development	(Loss)
Northern Business:
LaRonde mine	$654,577	$(232,392)	$—	$422,185
LaRonde Zone 5 mine	121,236	(56,380)	—	64,856
Goldex mine	241,404	(96,181)	—	145,223
Meadowbank Complex	589,769	(406,489)	—	183,280
Meliadine mine	636,085	(236,763)	—	399,322
Hope Bay mine	115,439	(83,118)	—	32,321
Canadian Malartic joint operation	645,607	(242,589)	(5,367)	397,651
Kittila mine	414,656	(192,742)	—	221,914
Total Northern Business	3,418,773	(1,546,654)	(5,367)	1,866,752

Southern Business:
Pinos Altos mine	259,446	(141,488)	—	117,958
Creston Mascota mine	27,784	(8,165)	—	19,619
La India mine	117,875	(60,381)	—	57,494
Total Southern Business	405,105	(210,034)	—	195,071
Exploration	—	—	(147,147)	(147,147)
Segment totals	$3,823,878	$(1,756,688)	$(152,514)	$1,914,676
Total segments income				$1,914,676
Corporate and other:
Amortization of property, plant and mine development				(738,129)
General and administrative				(142,003)
Finance costs				(92,042)
Loss on derivative financial instruments				(11,103)
Environmental remediation				(576)
Foreign currency translation loss				(5,672)
Other expenses				(21,742)
Income before income and mining taxes				$903,409

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

	Year Ended December 31, 2020
	Revenues from		Exploration and	Segment
	Mining	Production	Corporate	Income
	Operations	Costs	Development	(Loss)
Northern Business:
LaRonde mine	$543,864	$(169,824)	$—	$374,040
LaRonde Zone 5 mine	111,244	(47,899)	—	63,345
Goldex mine	227,181	(82,654)	—	144,527
Meadowbank Complex	366,743	(284,976)	(1,168)	80,599
Meliadine mine	569,063	(245,700)	—	323,363
Canadian Malartic joint operation	478,542	(195,312)	(18,637)	264,593
Kittila mine	372,132	(169,884)	—	202,248
Total Northern Business	2,668,769	(1,196,249)	(19,805)	1,452,715

Southern Business:
Pinos Altos mine	244,283	(124,678)	—	119,605
Creston Mascota mine	77,762	(35,088)	—	42,674
La India mine	147,299	(68,137)	—	79,162
Total Southern Business	469,344	(227,903)	—	241,441
Exploration	—	—	(93,687)	(93,687)
Segment totals	$3,138,113	$(1,424,152)	$(113,492)	$1,600,469
Total segments income				$1,600,469
Corporate and other:
Amortization of property, plant and mine development				(631,101)
General and administrative				(116,288)
Finance costs				(95,134)
Gain on derivative financial instruments				107,873
Environmental remediation				(27,540)
Foreign currency translation loss				(22,480)
Other expenses				(48,234)
Income before income and mining taxes				$767,565

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out total assets by segment:

	Total Assets as at
	December 31,	December 31,
	2021	2020
Northern Business:
LaRonde mine	$946,218	$852,171
LaRonde Zone 5 mine	93,699	71,545
Goldex mine	315,266	296,713
Meadowbank Complex	1,194,368	1,037,459
Meliadine mine	2,270,942	2,198,564
Hope Bay mine	461,483	—
Canadian Malartic joint operation	1,508,675	1,542,916
Kittila mine	1,600,278	1,590,795
Total Northern Business	8,390,929	7,590,163

Southern Business:
Pinos Altos mine	466,334	458,786
Creston Mascota mine	5,068	8,008
La India mine	233,376	228,120
Total Southern Business	704,778	694,914
Exploration	501,673	434,809
Corporate and other	589,396	894,869
Total assets	$10,186,776	$9,614,755

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2021 and December 31, 2020:

	Canadian
	Malartic Joint
	Operation	Exploration	Total
Cost	$597,792	$60,000	$657,792
Accumulated impairment	(250,000)	—	(250,000)
Carrying amount	$347,792	$60,000	$407,792

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out capital expenditures by segment:

	Year Ended December 31,
	2021	2020
Northern Business:
LaRonde mine	$138,784	$109,262
LaRonde Zone 5 mine	16,953	9,823
Goldex mine	48,696	36,753
Meadowbank Complex	151,471	162,339
Meliadine mine	121,607	125,955
Hope Bay mine	50,958	—
Canadian Malartic joint operation	130,544	52,642
Kittila mine	123,152	199,115
Total Northern Business	782,165	695,889
Southern Business:
Pinos Altos mine	49,422	24,482
La India mine	20,601	21,626
Total Southern Business	70,023	46,108
Corporate and other	15,496	17,345
Total capital expenditures	$867,684	$759,342

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,
	2021	2020
Canada	$3,004,117	$2,296,637
Mexico	405,105	469,344
Finland	414,656	372,132
Total revenues from mining operations	$3,823,878	$3,138,113

Note:

(i)	Presented based on the location of the mine from which the product originated.

The following table sets out non-current assets by geographic area:

	As at December 31,	As at December 31,
	2021	2020
Canada	$6,720,595	$6,168,927
Mexico	671,691	736,908
Finland	1,458,838	1,447,157
Sweden	16,128	13,812
United States	17,136	763
Total non-current assets	$8,884,388	$8,367,567

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

24.IMPAIRMENT

Goodwill impairment tests

Canadian Malartic Joint Operation

The estimated recoverable amount of the Canadian Malartic joint operation CGU as at December 31, 2021 and 2020 was determined on the basis of fair value less costs to dispose of the Canadian Malartic mine. The estimated recoverable amount of the Canadian Malartic mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine, consisting of both open pit and underground operations, using a nominal discount rate of 6.00% (2020 - 6.40%). The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $1,600 to $1,800 per ounce and long-term gold prices of $1,600 per ounce (in real terms) (2020 - short-term gold prices of $1,800 to $1,900 and long term gold prices of $1,500), foreign exchange rates of US$0.79:C$1.00 (2020 - US$0.78: C$1.00), an inflation rate of 2.0% (2020 - 2.0%), and capital, operating and reclamation costs based on applicable life of mine plans. Certain mineralization was valued by a cashflow extension approach where the mineralization is expected to have sufficiently similar economics to the mineralization of the Canadian Malartic mine.

At December 31, 2021 and 2020, the Canadian Malartic joint operation segment estimated recoverable amount exceeded its carrying amount. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

CMC Exploration Assets

As a result of the acquisition of the additional 50.0% of the CMC Exploration Assets on March 28, 2018, the Company separated the CMC Exploration Assets from the Canadian Malartic joint operation into a distinct goodwill test performed for the Exploration segment as at December 31, 2021 and 2020. The estimated recoverable amount of the CMC Exploration Assets CGU was calculated by reference to comparable market transactions or by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 7.90% (2020 – 8.10%). The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,600 per ounce (in real terms) (2020 - $1,500), foreign exchange rates of US$0.79:C$1.00 (2020- US$0.78:C$1.00), an inflation rate of 2.0% (2020 - 2.0%), and capital, operating and reclamation costs based on applicable life of mine plans. At December 31, 2021 and 2020, the CMC Exploration Assets CGU estimated recoverable amount exceeded its carrying amount.

Key Assumptions

The determination of the recoverable amount within level 3 of the fair value hierarchy, includes the following key applicable assumptions:

●	Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction;
●	Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

●	Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions;
●	Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management's expected development plans; and
●	Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited economic study has been completed.

25.INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,
	2021	2020
Current income and mining taxes	$181,812	$180,202
Deferred income and mining taxes:
Origination and reversal of temporary differences	178,588	75,756
Total income and mining taxes expense	$360,400	$255,958

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,
	2021	2020
Combined federal and composite provincial tax rates	26%	26%
Expected income tax expense at statutory income tax rate	$234,887	$199,568
Increase (decrease) in income and mining taxes resulting from:
Mining taxes	119,692	94,511
Impact of foreign tax rates	(9,531)	(7,471)
Permanent differences	(5,718)	(19,197)
Impact of foreign exchange on deferred income tax balances	21,070	(11,453)
Total income and mining taxes expense	$360,400	$255,958

The following table sets out the components of Agnico Eagle’s net deferred income tax assets:

	As at	As at
	December 31, 2021	December 31, 2020
Mining properties	$9,439	$—
Net operating loss carry forwards	107,489	—
Reclamation provisions and other liabilities	16,680	—
Total net deferred income tax assets	$133,608	$—

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out the components of Agnico Eagle’s net deferred income and mining tax liabilities:

	As at	As at
	December 31, 2021	December 31, 2020
Mining properties	$1,514,017	$1,390,600
Net operating and capital loss carry forwards	(27,459)	(100,026)
Mining taxes	(98,807)	(90,706)
Reclamation provisions and other liabilities	(175,001)	(163,807)
Total net deferred income and mining tax liabilities	$1,212,750	$1,036,061

Changes in net deferred tax assets and liabilities for the years ended December 31, 2021 and 2020 are as follows:

	As at	As at
	December 31, 2021	December 31, 2020
Net deferred income and mining tax liabilities - beginning of year	$1,036,061	$948,142
Income and mining tax impact recognized in net income	179,720	76,197
Income tax impact recognized in other comprehensive income and equity	(3,542)	11,722
Deferred income tax assets acquired on the purchase of TMAC	(133,097)	—
Net deferred income and mining tax liabilities - end of year	$1,079,142	$1,036,061

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business conducted within the country involved.

The deductible temporary differences in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at	As at
	December 31, 2021	December 31, 2020
Other deductible temporary differences	$420,154	$214,520

The Company has $469.1 million (2020 - $411.4 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

26.EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2021, employee benefits expense recognized in the statements of income was $736.9 million (2020 - $657.0 million). In 2021 and 2020, there were no related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The following table sets out the compensation of key management personnel:

	Year Ended December 31,
	2021	2020
Salaries, short-term incentives and other benefits	$13,582	$16,964
Post-employment benefits	1,581	1,634
Share-based payments	23,475	28,631
Total	$38,638	$47,229

27.COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2021, the total amount of these guarantees was $533.2 million.

Certain of the Company’s properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements related to operating mines:

●	The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine’s operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs.
●	The Partnership is committed to pay a royalty on production or metal sales from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.
●	The Company is committed to pay a 5.0% net profits interest royalty on production from the Terrex property at the LaRonde mine in Quebec, Canada.
●	The Company is committed to pay a 2.0% net smelter return royalty on the metal sales from the LaRonde Zone 5 mine in Quebec, Canada.
●	The Company is committed to pay a 1.2% net smelter return royalty on sales from the Meliadine mine in Nunavut, Canada.
●	The Company is committed to two royalty arrangements on production from the Amaruq satellite deposit at the Meadowbank Complex in Nunavut, Canada, a 1.4% net smelter return royalty and a 12.0% net profits interest royalty.
●	The Company is committed to three royalty arrangements on production from the Hope Bay property in Nunavut, Canada, two 1% net smelter return royalties and a 12% net profit interest royalty.
●	The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at the Pinos Altos and Creston Mascota mines and with percentages ranging from 2.0% to 3.0% at the La India mine.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2021

The Company had the following contractual commitments as at December 31, 2021, of which $62.3 million related to capital expenditures:

Contractual
Commitments
2022	$73,151
2023	7,221
2024	4,283
2025	4,067
2026	2,340
Thereafter	13,777
Total	$104,839

28.SUBSEQUENT EVENTS

Dividends Declared

On February 23, 2022, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $181.7 million), payable on March 15, 2022 to holders of record of the common shares of the Company on March 7, 2022.

Acquisition of Kirkland

On February 8, 2022, the Company completed the acquisition of all the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders. Each Kirkland shareholder received 0.7935 of a common share of Agnico as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares.

The Company has determined that this transaction represents a business combination with Agnico identified as the acquirer.  Kirkland owns and operates the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owns exploration properties in Canada and Australia.  Agnico will consolidate the operating results, cash flows and net assets of Kirkland from February 8, 2022.  The Company will report the financial statement impact of the acquisition, including the allocation of the purchase price based on the fair values of identifiable assets acquired and liabilities assumed as at the acquisition date, in its interim financial statements for the first quarter ending March 31, 2022.

Suspension of mining operations at Hope Bay

The Company announced in February 2022 that production activities at the Hope Bay mine will be suspended for the remainder of 2022 and 2023 and the Company’s focus during this time will be accelerating exploration at the Hope Bay property and the evaluation of future production scenarios for Hope Bay. Care and maintenance activities will continue during the period of suspension.